June 15, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549 Attention: Suzanne Hayes, Assistant Director

Re:	Prima BioMed Ltd
Registration Statement on Form F-3
Filed May 27, 2016
File No. 333-211702

Dear Ms. Hayes:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Prima BioMed Ltd (the “Company”) hereby requests that the effectiveness of the above-captioned registration statement be accelerated to June 17, 2016, at 4:30 p.m. (Eastern time), or as soon thereafter as practicable.

The Company hereby acknowledges that:

1.	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, or require any additional information, please do not hesitate to call Christopher H. Cunningham at K&L Gates LLP, the Company’s outside counsel, at (206) 370-7639.

Very truly yours, PRIMA BIOMED LTD

/s/ Marc Voigt
Name:	Marc Voigt
Title:	Chief Executive Officer

cc:	Christopher H. Cunningham
K&L Gates LLP

Prima BioMed Ltd, Level 12, 95 Pitt Street, Sydney NSW 2000

Phone: +61 2 8315 7003    Fax: +61 2 8569 1880

www.primabiomed.com.au    ABN: 90 009 237 889